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                              EXHIBIT "K"



                                  CONTACT:   Kenneth  C. Cancellara Q.C.
                                             Senior Vice President
                                             General Counsel
                                             Eugene Melnyk
                                             Chairman of the Board
FOR IMMEDIATE RELEASE:                       (416) 285-6000



              *BIOVAIL'S  COMMENTS ON RECENT COURT RULING*

     TORONTO, Canada, April 3, 1998 - Biovail Corporation International (NYSE,
TSE: BVF) today commented on a recent Temporary Restraining Order granted by Judge Penn with respect to the prevention of Mylan Laboratories from launching a generic version of Dilacor XR prior to the expiration of a 180 day period from the launch by Andrx Corporation of its own generic version of the product.

     A recent Andrx press release attempted to imply that Judge Penn's Temporary Restraining Order would somehow influence decisions or could affect the principles currently under consideration by the Court of Appeal for the Fourth Circuit (an appeal from Judge Boyle's decision in Granutec vs. Genpharm et al in which Judge Boyle upheld the FDA's Implementing Regulations) and the Court of Appeal in the District of Columbia (an appeal from Judge Robertson's decision in Mova vs. FDA et al).

     Legal counsel to the Company has advised Biovail of the following relevant facts:
     1.  In November 1997, the FDA, in its Notice in the Federal
         Register formally confirmed that it will continue to follow its Implementing Regulations until the issue of applying exclusivity periods for generic products has come to a final legal conclusion (either in the Courts of Appeal or in the U.S. Supreme Court). The FDA, which was a party to the Andrx action, confirmed its intention to continue implementing its interpretation of the Regulations at the Hearing before Judge Penn.

         Judge Penn clearly acknowledged that the two Courts of Appeal decisions with respect to the interpretation of the exclusivity provisions in the Food Drug & Cosmetic Act were still pending. His Honour did not, and indeed could not, decide any issue that was under consideration by those higher level courts. Judge Penn's Temporary Restraining Order was specifically restricted to the peculiar factual circumstances in the case before him.
         The factual situation that gave rise to the recent Temporary Restraining Order issued by Judge Penn is clearly distinguishable from the situations giving rise to the two cases currently pending in the two Courts of Appeal. In Andrx' recent Motion against Mylan and the FDA,


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         Andrx had already enjoyed exclusivity for its Dilacor XR generic product for some 157 days. It was therefore compelling for Judge Penn to allow the status quo to prevail for an additional 13 days (until April 8, 1998). Mylan was unable to demonstrate that, on the balance of convenience, it was entitled to court protection at this late time.

     2.  Accordingly, there is no applicability of Judge Penn's
         Temporary Restraining Order to the main issues pending in the two Courts of Appeal. As a further consequence, Judge Penn's decision neither applies to nor is binding upon the ability by Biovail to market its generic Cardizem CD upon approval by the FDA.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.